Exhibit 8.1

Country of Legal Entity Domiciled
Trilogy International Partners Intermediate Holdings Inc.	United States
Trilogy International Partners LLC	United States
Trilogy International Latin Territories LLC	United States
Trilogy International South Pacific Holdings LLC	United States
Trilogy International South Pacific LLC	United States
Trilogy International New Zealand LLC	United States
Western Wireless International Ivory Coast LLC	United States
Trilogy International Latin America I LLC	United States
Trilogy International Latin America II LLC	United States
Trilogy International Latin America III LLC	United States
Trilogy International Partners Inc.	Canada
Cora de Comstar S.A.	Republic of Ivory Coast Corporation